UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

NRG ENERGY, INC.

(Name Of Subject Company (Issuer))

XCEL ENERGY INC.

AND
NRG ACQUISITION COMPANY, LLC
(Names Of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01
PER SHARE, OF NRG ENERGY, INC.

(Title Of Class Of Securities)
629377-10-2
(Cusip Number Of Class Of Securities)

XCEL ENERGY INC.
800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
ROBERT A. YOLLES, ESQ.
PETER D. CLARKE, ESQ.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

Check the appropriate boxes below to designate any transactions to which the statement relates:

  third-party tender offer subject to Rule 14d-1.

  issuer tender offer subject to Rule 13e-4.

  going-private transaction subject to Rule 13e-3.

  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as initially filed on March 13, 2002 and as amended on March 18, March 27, April 3, April 4, April 11, April 16, May 7 and May 13, 2002 (as previously amended and amended hereby, the “Schedule TO”) by Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), and NRG Acquisition Company, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Xcel Energy (the “Purchaser”), relating to the offer by Xcel Energy, on behalf of and as agent for the Purchaser, to exchange 0.5000 of a share of Xcel Energy common stock, par value $2.50 per share, including the associated share purchase rights, for each outstanding share of common stock, par value $0.01 per share, of NRG Energy, Inc., a Delaware corporation, on the terms and subject to the conditions set forth in Xcel Energy’s prospectus, dated April 3, 2002, as amended and supplemented by Xcel Energy’s prospectus supplement, dated April 4, 2002, and in the related letter of transmittal (as they may be amended or supplemented), copies of each of which have been filed as an Exhibit to the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

         Because the Securities and Exchange Commission has not, as of the date of this Amendment, entered an order under the Public Utility Holding Company Act authorizing Xcel Energy to consummate the offer, Xcel Energy has extended the expiration of the offer to midnight, Eastern Daylight Time, on May 31, 2002. The other terms and conditions of the offer remain unchanged.

         Accordingly, Item 4 is hereby amended by replacing each reference in the prospectus supplement, dated April 4, 2002, to the expiration date of May 17, 2002 with “midnight, Eastern Daylight Time, on May 31, 2002.”

ITEM 11. ADDITIONAL INFORMATION.

     The information provided under the caption “The Offer — Certain Legal Matters and Regulatory Approvals — Approval Under the Public Utility Holding Company Act” on page 48 of the prospectus dated April 3, 2002, as amended and supplemented by the prospectus supplement dated April 4, 2002, is hereby amended by deleting the fifth paragraph thereunder and replacing it with the following:

     “The description of the stockholder request is qualified in its entirety by reference to the request, dated April 5, 2002, and the supplements thereto, dated April 12, May 6 and May 10, 2002, each of which has been filed with the SEC as an exhibit to our Schedule TO and is incorporated by reference into this prospectus.”

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended and supplemented by adding the following exhibits:

(a)(14)	Press release of Xcel Energy announcing extension of the exchange offer, dated May 16, 2002.

(i)(14)	Request for Hearing, Comments, filed with the Securities and Exchange Commission on May 6, 2002 (SEC File No. 70-10059, SEC Release No. 35-27519).

(i)(15)	Request for Hearing, Supplemental Comments, filed with the Securities and Exchange Commission on May 10, 2002 (SEC File No. 70-10059, SEC Release No. 35-27519).

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XCEL ENERGY INC.

By: /S/ EDWARD J. MCINTYRE
Edward J. McIntyre Vice President and Chief Financial Officer

NRG ACQUISITION COMPANY, LLC

By: /S/ PAUL E. PENDER
Paul E. Pender Treasurer

Dated the 16th day of May, 2002

EXHIBIT INDEX

(a)(14)	Press release of Xcel Energy announcing extension of the exchange offer, dated May 16, 2002.

(i)(14)	Request for Hearing, Comments, filed with the Securities and Exchange Commission on May 6, 2002 (SEC File No. 70-10059, SEC Release No. 35-27519).

(i)(15)	Request for Hearing, Supplemental Comments, filed with the Securities and Exchange Commission on May 10, 2002 (SEC File No. 70-10059, SEC Release No. 35-27519).